UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 23, 2021

INVENTRUST PROPERTIES CORP.

(Exact Name of Registrant as Specified in its Charter)

Maryland	000-51609	34-2019608
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3025 Highland Parkway, Suite 350

Downers Grove, Illinois 60515

(Address of Principal Executive Offices)

(855) 377-0510

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is a copy of InvenTrust Properties Corp.’s (the “Company”) financial supplemental for the quarter ended June 30, 2021 (the “Supplemental Presentation”) to be used in a series of presentations beginning on September 27, 2021, during which management will discuss the second quarter results, provide commentary on business performance and discuss the Company’s potential NYSE Listing and related Tender Offer (each as defined below in Item 7.01).

The information furnished under Item 2.02 in this Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as set forth by specific reference in such filing.

Item 7.01 Regulation FD Disclosure.

As previously disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Committee (the “SEC”) on September 20, 2021 (the “Prior Form 8-K”), the Board of Directors of the Company authorized the Company to pursue and consummate a listing of the Company’s shares of common stock on the New York Stock Exchange (the “NYSE Listing”). The Company also announced in the Prior Form 8-K that in conjunction with the anticipated NYSE Listing, the Company also expects to commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $100 million shares of its outstanding common stock.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is a copy of an investor presentation (the “Investor Presentation”) to be used by the Company’s management team in a series of presentations beginning on September 27, 2021 to members of the investment community in anticipation of the NYSE Listing and related Tender Offer.

The information furnished under Item 7.01 in this Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as set forth by specific reference in such filing.

Forward Looking Statements

The statements in this Current Report on Form 8-K include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should,” “could” or similar expressions. Such statements include, but are not limited to, statements about the Company’s intention to pursue and consummate the NYSE Listing and commence the Tender Offer. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the effects and duration of the COVID-19 pandemic; interest rate movements; local, regional, national and global economic performance; competitive factors; the impact of e-commerce on the retail industry; future retailer store closings; retailer consolidation; retailers reducing store size; retailer bankruptcies; government policy changes; and any material market changes and trends that could affect the Company’s business strategies or decision or ability to consummate the NYSE Listing and commence the Tender Offer. These and other risk factors are more fully discussed in the Company’s filings with the SEC. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Important Information Regarding the Potential Tender Offer

The information herein is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any or all of the Company’s securities. The potential Tender Offer described herein has not yet commenced, and there can be no assurances that the Company will commence the Tender Offer on the terms and conditions described herein or at all. If the Company commences the Tender Offer, the Tender Offer will be made solely by an Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Stockholders should read the Company’s commencement tender offer statement on Schedule TO, expected to be filed with the SEC in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information related to the potential Tender Offer. If the Company commences the Tender Offer, each of these documents will be filed with the SEC, and, when available, stockholders may obtain them for free from the SEC at its website (http://www.sec.gov), or from the Company’s information agent, who will be identified in the materials filed with the SEC at the commencement of the Tender Offer.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1*	Supplemental Presentation – Second Quarter Ended June 30, 2021

99.2*	Investor Presentation, dated September 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 23, 2021	INVENTRUST PROPERTIES CORP.

	By:	/s/ Christy L. David
Christy L. David
Executive Vice President, Chief Operating Officer, General Counsel & Secretary

Exhibit 99.1

Essential Retail. Smart Locations. ®

Introductory Notes    i Financial Information Summary Financial Information 1 Accounts Receivable Collections 1 Consolidated Balance Sheets 2 Consolidated Statements of Operations and Comprehensive Income (Loss) 3 Consolidated Supplemental Details of Assets and Liabilities 4 Consolidated Supplemental Details of Operations 5 Same Property Net Operating Income 6 Reconciliation of Non-GAAP Measures and Capital Expenditures 7 Summary of Outstanding Debt 8 Joint Venture Financial Information 9 Portfolio and Leasing Overview Markets & Tenant Size 12 Top 25 Tenants by ABR 13 Comparable & Non-Comparable Lease Statistics 14 Tenant Lease Expirations 15 Investment Summary Acquisitions and Dispositions 16 Development Pipeline 17 Property Summary 18 Components of Net Asset Value as of June 30, 2021 20 Glossary of Terms    21 InvenTrust Properties

Introductory Notes Supplemental Information InvenTrust Properties Corp. (“we,” the “Company,”“our,”“us,“or “InvenTrust”) is a premier Sun Belt, multi-tenant retail REIT that owns, leases, redevelops, acquires and manages grocery anchored neighborhood and community centers, as well as high-quality power centers that often have a grocery component. The Company continues to execute its strategy by investing in Sun Belt markets in assets with an essential retail profile, while exhibiting focused and disciplined capital allocation. The enclosed information should be read in conjunction with our filings with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, our Form 10-Qs filed quarterly and Form 10-Ks filed annually. Additionally, the enclosed information does not purport to disclose all items required under Generally Accepted Accounting Principles (“GAAP”). Cautionary Note About Forward-Looking Statements Forward-Looking Statements in this supplemental disclosure, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as “may,”“could,”“expect,” “intend,”“plan,”“seek,”“anticipate,”“believe,”“estimate,”“predict,”“potential,”“continue,”“objective,”“goal,”“strategy,”“likely,” “will,”“would,”“should“and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the effects and duration of the COVID-19 pandemic; interest rate movements; local, regional, national and global economic performance; competitive factors; the impact of e-commerce on the retail industry; future retailer store closings; retailer consolidation; retailers reducing store size; retailer bankruptcies; government policy changes; and any material market changes and trends that could affect the Company’s business strategy. For further discussion of factors that could materially affect the outcome of our forward-looking statements and our future results and financial condition, see the Risk Factors included in InvenTrust’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. InvenTrust intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this supplemental disclosure. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Notice Regarding Non-GAAP Financial Measures In addition to GAAP measures, this supplemental disclosure contains and refers to certain non-GAAP measures. We do not consider our non-GAAP measures included in our Glossary of Terms to be alternatives to measures required in accordance with GAAP. Certain non-GAAP measures should not be viewed as an alternative measure of our financial performance as they may not reflect the operations of our entire portfolio, and they may not reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income (expense), or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations. Additionally, certain non-GAAP measures should not be considered as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including Supplemental Disclosure Quarter End June 30, 2021

Introductory Notes our ability to fund distributions, and may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business in the manner currently contemplated. Accordingly, non-GAAP measures should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Other REITs may use different methodologies for calculating similar non-GAAP measures, and accordingly, our non-GAAP measures may not be comparable to other REITs. Reconciliations of our non-GAAP measures to the most directly comparable GAAP financial measures are included in this supplemental disclosure on pages 6 and 7 and definitions of our non-GAAP measures are included in our Glossary of Terms on pages 21 and 22. Pro Rata Financial Information The Company owns a 55% interest in IAGM Retail Fund I, LLC (“IAGM“or“JV”), a joint venture partnership between the Company and PGGM Private Real Estate Fund (“PGGM”). IAGM was formed on April 17, 2013 for the purpose of acquiring, owning, managing, supervising and disposing of retail properties and sharing in the profits and losses from those retail properties and their activities. IAGM is the Company’s sole joint venture and is unconsolidated. Throughout this supplemental disclosure, where indicated as “pro rata” the Company has included the results from its share of its JV properties when combined with the Company’s wholly-owned properties, with the exception of property count. The presentation of pro rata financial information has limitations as an analytical tool, which include but are not limited to: (i) amounts shown on individual line items were calculated by applying our overall economic ownership interest percentage determined when applying the equity method of accounting, and may not represent our legal claim to the assets and liabilities, or the revenues and expenses; and (ii) other REITs may use different methodologies for calculating their pro rata interest. Accordingly, pro rata financial information should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. For additional detail regarding our JV properties, see the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in each case as filed with the SEC. Reverse Stock Split We effected a one-for-ten reverse stock split effective on August 5, 2021. As a result of the reverse stock split, every ten shares of our issued and outstanding common stock were changed into one share of common stock, with any fractional shares being rounded up to the next higher whole share. The reverse stock split had no material impact to the Company’s stockholders as voting rights per share and percentage ownership interest in the Company remained the same, except for de minimis changes as a result of the elimination of fractional shares. Unless otherwise indicated, the information in this supplement gives effect to the reverse stock split.

Summary Financial Information In thousands, except share information and per square foot amounts Financial Results Net income (loss)$ Three Months Ended June 30 2021 1,499$ 2020 (9,611) $ Six Months Ended June 30 2021 1,399$ 2020 (13,097) Net income (loss) per share 0.02 (0.13) 0.02 (0.18) FFO (page 7) 24,998 14,989 47,896 43,982 FFO per share 0.35 0.21 0.66 0.61
Core FFO (page 7) 23,887 18,939 46,005 47,328
Core FFO per share 0.33 0.26 0.64 0.66
Pro Rata Same-property NOI (page 6) 37,416 32,414 72,494 70,236
Pro Rata Same-property NOI growth 15.4% 3.2% Adjusted EBITDA (page 7) 28,314 24,335 55,000 56,125 Dividends declared per share 0.19 0.19 0.39 0.38 Aggregate distributions (as a % of Core FFO) 58.9% 72.2% 60.2% 56.9%
June 30, 2021December 31, 2020 December 31, 2019 December31, 2018 Capital Information Shares outstanding As of 71,261,383 As of 71,998,634 As of 72,133,143 As of 72,908,254 Pro Rata Outstanding debt, net$ 625,562$ 688,422$ 714,053$ 711,728 Less: Pro Rata Cash
(181,214)
(249,854)
(281,430)
Pro Rata Debt Metrics (tralling 12 Months)
(306,419)
Pro Rata net debt$
444,348$
438,568$
432,623$
405,309
Adjusted EBITDA (trailing 12 months)
$
115,064 $
116,190$
137,233$
123,355
Net debt-to-Adjusted EBITDA
3.9x
3.8x
3.2x
3.3x
Fixed charge coverage
6.0x
5.5x
2.9x
4.0x
Net debt to real estate assets, before depreciation
17.9%
17.7%
17.7%
16.5%
Net debt to total assets, before depreciation
15.2%
14.6%
14.3%
13.1%
Dividend Paid Per Share
Liquidity and
Credit Facility
Q2 2021
$0.1955
Cash on hand, pro rata
$181,214
Q1 2021
$0.1900
Available under credit facility
350,000
Q4 2020
$0.1900
Total
$531,214
Q3 2020
$0.1900
Same Property
Three Months Ended June 30
Same Property
Six Months Ended June 30
Total
Six Months Ended June 30
2021
2020
2021
2020
2021
2020
Portfolio Metrics. Pro Rata
No. of properties
65
65
63
63
65
65
GLA (square feet)
9,686
9,686
9,515
9,515
9,753
9,687
Economic Occupancy
91.5%
93.6%
91.4%
93.4%
91.6%
93.6%
Leased Occupancy
92.8%
94.9%
92.8%
94.8%
92.9%
94.9%
ABR PSF
$18.41
$17.90
$18.51
$17.99
$18.33
As of June 30, 2021
Accounts Receivable Collections, Pro Rata
Collection%
June 30, 2021
March 31, 2021
For the quarter ended December 31,2020
September 30, 2020
June 30, 2020
97.0%
97.1%
97.0%
95.3%
92.9%
Supplemental Disclosure Quarter End June 30, 2021

Consolidated Balance Sheets
In thousands, except per share amounts
June Assets (i
Investment properties
Land$
Building and other improvements
Construction in progress
As
ne 30, 2021 unaudited)
577,313
1,646,085
4,682
of
Dece
$
mber31, 2020
577,750
1,640,693
3,246
Total
2,228,080
2,221,689
Less accumulated depreciation
(323,618)
(292,248)
1,904,462
1,929,441
Cash, cash equivalents and restricted cash
172,111
223,770
Investment in unconsolidated entities
104,892
109,051
Intangible assets, net
85,598
95,722
Accounts and rents receivable
24,625
28,983
Deferred costs and other assets, net
22,157
20,372
Liabilities
Debt, net$
Accounts payable and accrued expenses
Distributions payable
Intangible liabilities, net
Other liabilities
Total liabilities
Commitments and contingencies
Stockholders’ Equity
Preferred stock, $0,001 par value
Common stock, $0,001 par value
Additional paid-in capital
Distributions in excess of accumulated net income
Accumulated comprehensive loss
Total stockholders’ equity
Total liabilities and stockholders’ equity$
2,313,845
504,829
30,662
13,921
31,562
30,147
611,121
71
5,553,470
(3,842,249)
(8,568)
1,702,724
2,313,845
$
$
$
2,407,339
555,109 28,284 13,642 34,872
36,569
668,476
72
5,566,902 (3,815,662)
(12,449)
1,738,863
2,407,339

Consolidated Statements of Operations & Comprehensive Income (Loss)
In thousands, except per share information
Three Months Ended June 30
Six Months Ended June 30
2021
2020
2021
2020
Income
Lease income, net$50,978$
40,718$
100,904$
92,002
Other property income268
208
450
399
Other fee income894
713
1,907
1,676
Total income52,140
Operating expenses
Depreciation and amortization21,995
Property operating7,774
Real estate taxes8,158
General and administrative9,910
Total operating expenses47,837
Other (expense) income
Interest expense, net(3,972)
Loss on extinguishment of debt—
Provision for asset impairment—
Gain (loss) on sale of investment properties, net361
Equity in earnings (losses) of unconsolidated entities775
Other income and expense, net32
Total other (expense) income, net(2,804)
Net income (loss)$1,499$
Weighted-average number of common shares outstanding, basic71,943,522
Weighted-average number of common shares outstanding, diluted72,036,326
Net income (loss) per common share, basic and diluted$0.02$
Distributions declared per common share outstanding$0.19$
Distributions paid per common share outstanding$0.20$
Comprehensive income (loss)
Net income (loss)$1,499$
Unrealized (loss) gain on derivatives(138)
Reclassification to net income (loss)1,078
Comprehensive income (loss)$2,439$
41,639
22,405
6,184
7,218
8,387
44,194
(4,924)
(2,543)
(213)
(149)
773
(7,056)
(9,611) $
72,137,317
72,137,317
(0.13) $
0.19$
0.19$
(9,611) $
(2,332)
745
(11,198) $
103,261
43,682
15,783
16,291
20,261
96,017
(7,957)
880
1,395 (163)
(5,845)
1,399$
71,970,925
72,024,453
0.02 $
0.39$
0.38$
1,399$
1,755
2,126
5,280$
94,077
44,527
13,292
15,707
15,582
89,108
(9,733)
(2,543)
(9,002)
244
640
2,328
(18,066)
(13,097)
72,136,129
72,136,129
(0.18)
0.38
0.37
(13,097)
(16,473)
600
(28,970)

Consolidated Supplemental Details of Assets and Liabilities
In thousands
As of June 30, 2021December 31,2020
Billed base rent, recoveries, and other revenue$9,594$
15,122
Accounts and rents receivable total 24,625
Right of use assets, net
Straight-line rent receivables15,031
13,861
Deferred cost and other assets, net
Lease commissions, net11,736
Other assets2,969
Deferred costs, net4,539
Loanfees.net1,160
Right of use assets, net1,753
Total22,157
Other liabilities
Deferred revenues6,995
Other liabilities2,085
Unearned income4,992
Security deposits5,194
Operating lease liabilities1,921
Financing lease liabilities459
Fair value of derivatives8,501
Total$30,147$
28,983
10,732
3,428
2,900
1,512
1,800
20,372
7,235
3,113
6,417
4,996
1,976
673
12,159
36,569

Consolidated Supplemental Details of Operations
In thousands
Revenues
* Base rent
three
$
month2
021
31,617
ended
June 30
2020
32,473
$Six Months En
2021
62,607
nded J
$
une 30
2020
64,918
*
Real estate tax recoveries
7,281
6,127
14,275
14,011
*
CAM, insurance, and other recoveries
5,830
4,909
11,768
10,305
*
Ground rent income
3,258
3,271
6,514
6,462
Above/below market rent and lease inducement amortization, net
1,142
1,306
2,385
2,848
Straight line rent adjustment, net
851
141
1,491
682
*
Short-term and other lease income
786
424
1,721
1,343
Termination fee income
74
112
195
241
Provision for uncollectible straight-line rent
(99)
(1,887)
(222)
(2,050)
*
Reversal of (provision for) uncollectible billed rent and recoveries, net
238
(6,158)
170
(6,758)
Lease income, net
50,978
40,718
100,904
92,002
*
Other property income
268
208
450
399
JV property management fee
488
436
1,075
1,013
JV asset management fee
296
271
567
556
JV leasing commissions
110
6
265
107
Other fee income
894
713
1,907
1,676
Total income
$52,140
$41,639
$103,261
$94,077
Operating Expenses
Depreciation and amortization
21,995
22,405
43,682
44,527
* Property operating and maintenance expenses
7,774
5,784
15,783
12,849
Termination fee expense
—
400
—
443
Property operating expenses
7,774
6,184
15,783
13,292
* Real estate taxes
8,158
7,218
16,291
15,707
General and administrative expenses
8,169
7,545
16,578
14,925
Stock based compensation
2,400
1,497
4,980
2,042
Capitalized direct development compensation costs
(659)
(655)
(1,297)
(1,385)

General and administrative expenses
9,910
8,387
20,261
15,582

Total operating expenses
$47,837$
44,194$
96,017$
89,108

* Component of Net Operating Income

Same Property Net Operating Income
Pro rata, in thousands
Income Total income
Three Months Ended
2021
d June 30
2020
Six Months Ended
2021
June 30 2020
Base rent
$31,638
$32,246
$61,631
$63,838
Real estate tax recoveries
7,281
6,195
14,087
13,948
CAM, insurance, and other recoveries
5,782
4,870
11,391
10,090
Ground rent income
3,255
3,258
6,314
6,310
Short-term and other lease income
701
425
1,643
1,262
Reversal of (provision for) estimated credit loss
238
(6,160)
207
(6,653)
Other property income
269
205
450
376
49,164
41,039
95,723
89,171
Operating Expenses
Property operating expenses
7,776
5,758
15,477
12,554
Real estate taxes
8,157
7,179
16,099
15,456
Total operating expenses
15,933
12,937
31,576
28,010
Same Property NOI (a)
33,231
28,102
64,147
61,161
JV Same Property NOI
4,185
4,312
8,347
9,075
Pro Rata Same Property NOI
$37,416
$32,414
$72,494
$70,236
% Change over Prior Period
15.4% 3.2%
Same-Property count 65 63
Reconciliation of Net Income (Loss) to Pro Rata Same Property NOI
Net income (loss)
Adjustments
$1,499
$(9,611)
$1,399
$(13,097)
Other income and expense, net
(32)
(773)
163
(2,328)
Equity in (earnings) losses of unconsolidated entities
(775)
149
(1,395)
(640)
Interest expense, net
3,972
4,924
7,957
9,733
Loss on extinguishment of debt
—
2,543
—
2,543
(Gain) loss on sale of properties, net
(361)
213
(880)
(244)
Provision for asset impairment — — —
9,002
Depreciation and amortization
21,995
22,405
43,682
44,527
General and administrative
9,910
8,387
20,261
15,582
Other fee income
(894)
(713)
(1,907)
(1,676)
Adjustments to NOI(a)
(1,968)
728
(3,849)
(1,278)
NOI from other consolidated investment properties
(115)
(150)
(1,284)
(963)
Consolidated Same Property NOI $33,231 $28,102 $64,147 $61,161
Adjustments for Pro Rata Same Property NOI JV Same Property NOI at share
4,185 4,312 8,347 9,075
Pro Rata Same Property NOI $37,416 $32,414 $72,494 $70,236
(a) Adjustments to NOI include termination fee income and expense and GAAP rent adjustments.

Reconciliation of Non-GAAP Measures and Capital Expenditures In thousands, except share and per share amounts Three Months Ended June 30 Six Months Ended June 30 2021 2020 2021 2020 Net Income (loss) $ 1,499 $ (9,611) $ 1,399 $ (13,097) Depreciation and amortization related to investment properties 21,774 22,015 43,221 43,561 Provision for asset impairment 9.002 (Gain) loss on sale of investment properties, net (361) 213 (880) (244) Joint venture adjustments 2,086 2,372 4,156 4,760 FFO Attributable to Common Shares and Dilutive Securities 24,998 $ 14,989 $ 47,896 $ 43,982 Amortization of above and below-market leases and lease inducements, net (1,143) (1,307) (2,385) (2,848) Straight-line rent adjustments, net (653) 1,745 (1,170) 1,368 Adjusting items, net P 539 2,752 1,358 3,870 Joint venture adjusting items, net i 146 760 306 956 Core FFO Applicable to Common Shares and Dilutive Securities $ 23,887 $ 18,939 $ 46,006 S 47,328 Weighted average number of common shares outstanding - basic 71,943,522 72,137,317 71,970,925 72,136,120 Effect of unvested restricted shares 92,804 53,528 Weighted average number of common shares outstanding - diluted 72,036,326 72,137,317 72,024,453 72,136, 129 FFO Applicable to Common Shares and Dilutive Securities per share $ 0.35 $ 0.21 $ 0.66 $ 0.61 Core FFO Applicable to Common Shares and Dilutive Securities per share $ 0.33 $ 0.26 $ 0.64 $ 0.66 (a) Represents our share of depreciation and amortization related to investment properties held in the JV. (b) Adjusting items, net, are primarily related to loss on extinguishment of debt, amortization of debt premiums, discounts, and financing costs, net, depreciation and amortization of corporate assets, and non-operating income and expenses, net, which includes other non-operating revenue and expense items which are not pertinent to measuring on-going operating performance, such as miscellaneous income and settlement income. (c) Represents our share of adjusting items, net, related to the JV. (d) For purposes of calculating non-GAAP per share metrics, the same denominator is used as that which would be used in calculating earnings per share under GAAP. For the three and six months ended June 30, 2020, the effects of unvested restricted shares have been excluded from the denominator in the diluted net loss per share calculations under GAAP as they were antidilutive. EBITDA. Pro Rata Three Months Ended June 30 Six Months Ended June 30 2021 2020 2021 2020 Net Income (loss) $ 1,499 $ (9,611) S 1,399 $ (13,097) Interest expense 4,780 5,900 9,695 11,915 Income tax expense (benefit) 102 22 201 (1,050) Depreciation and amortization 24,081 24,779 47,838 49,289 EBITDA 30,462 21,090 59,133 47,057 Adjustments to reconcile to Adjusted EBITDA Provision for asset impairment 9,002 (Gain) loss on sale of investment properties, net (361) 212 (880) (1.202) Non-operating income and expense, net (71) 1,869 133 1,949 Other leasing adjustments (1,716) 1,164 (3,386) (681) Adjusted EBITDA $ 28,314 $ 24.335 $ 55,000 $ 56,125 (a) Includes our consolidated entities and our pro-rata share of our JV. (b) Non-operating income and expense, net, includes other non-operating revenue and expense items which are not pertinent to measuring ongoing operating performance, such as termination fee expense, miscellaneous income, settlement income, and loss on extinguishment of debt. (c) Other leasing adjustments includes amortization of above and below market leases and straight-line rent adjustments. Capital Expenditures, Pro Rata Three Months Ended June 30 Six Months Ended June 30 2021 2020 2021 2020 Leasing and Maintenance Capital Expenditures: Tenant improvements $ 2,032 $ 1,254 $ 3,634 $ 4,229 Leasing commissions 1,298 22 2,445 1,122 Maintenance capital expenditures 1,598 1,464 3,701 2,759 Total leasing and maintenance capital expenditures 4,928 2,740 9,780 8,110 Investment in development and redevelopment projects Grand total 1,981 $ 6,909 $ 1,222 3,962 $ 3,266 13,046 $ 2,471 10.581 InvenTrust Properties Supplemental Disclosure Quarter End June 30, 2021 7

Summary of Outstanding Debt In thousands Fixed rate secured debt Fixed rate unsecured debt Variable rate unsecured debt Issuance costs, net of accumulated amortization Total consolidated debt, net Balance as of June 30, 2021 106,612 300,000 100,000 (1,783) 504,829 Ratio 21% 59% 20% n/a 100% Weighted Average Interest Rate 4.07% 2 68% 1.29% wa 2.70% Weighted Average Years to Maturity 24 2.6 2.7 nda 2.6 100% Schedule of Maturities by Year Fixed Rate Variable Rate Total Secured Unsecured Unsecured Consolidated Total JV Dept at Total Maturity Year Debt Debt Debt Debt Debt 2021 S $ $ $ $ $ 2022 22,618 22,618 22,618 2023 39,664 200,000 50,000 289,664 180,125 469,789 2024 15,700 100,000 50,000 165,700 165,700 2025 28,630 28,630 22,880 51,510 Thereafter 17,800 17,800 Issuance costs, net of amortization (1,783) (1,291) (3,074) Total 106,612 $ 300,000 $ 100,000 $ 504,829 $ 219,514 $ 724,343 (a) Weighted average term for JV debt, of which our share is 55%, is 2.7 years and weighted average rate is 2.43%. The 2023 maturities for JV debt are not inclusive of extension options available to the JV. Debt Maturities Maturity Date Interest Rate Interest Rate Type Balance as of June 30, 2021 $ 06/06/22 04/06/23 01/06/23 09/01/25 4.58% 3.49% 4.10% 3.85% Fixed Fixed Fixed Fixed Mortgages Payable Pavilion at La Quinta Renaissance Center 11 University Oaks Shopping Center The Shops at Walnut Creek Total Pooled Mortages Payable Plantation Grove Suncrest Village Total 22,618 14,289 25,375 28,630 90,912 06/05/24 06/05/24 4.24% 4.24% Foced Fixed 7,300 8,400 15,700 106,612 2.68% 2.68% Total mortgages payable Term loans $250.0 million 5 year-swapped to fixed rate $250.0 million 5 year-swapped to fixed rate $250.0 million 5 year-variable rate $150.0 million 5.5 year-swapped to fixed rate $150.0 million 5.5 year-swapped to fixed rate $150.0 million 5.5 year - variable rate Total Grand total 12/21/23 12/21/23 12/21/23 06/21/24 06/21/24 06/21/24 1.29% 2.69% 2.70% 1.29% Fixed Fixed Variable Fixed Fixed 100,000 100,000 50,000 50,000 50,000 50,000 400,000 506,612 Variable $ (a) Interest rate reflects 1-Month LIBOR plus 1.20% effective June 1, 2021. Unsecured Debt Facility Covenants (trailing 12 months) Term Loan Covenants: Leverage Ratio Borrower Fixed Charge Coverage Ratio Minimum Tangible Net Worth (in billions) Maximum Dividend Payout Maximum Secured Recourse Deb! <60.0% > 1.50 > $1.25 < 95% < 10% of Total Asset Value Q2 2021 26.1% 6.04 $1.77 53.5% For the quarter ended Q1 2021 Q4 2020 26.9% 28.4% 5.70 5.73 $1.69 $1.73 59.0% 55.0% -% -% Q3 2020 31.5% 5.35 $1.71 55.9% —% InvenTrust Properties Supplemental Disclosure Quarter End June 30, 2021 8

Joint Venture Financial Information In thousands Condensed Balance Sheets June 30 2021 As of December 31 2020 $ Assets Investment properties Land Building and other improvements Construction in progress Total Less accumulated depreciation Net investment properties Cash and cash equivalents Intangible assets, net Accounts and rents receivable Deferred costs and other assets, net Total assets Liabilities and Equity Mortgages debit, net Accounts payable and accrued expenses Intangible liabilities, net Other liabilities Total liabilities Equity Total liabilities and equity 127,969 $ 341,010 859 469,838 (85,740) 384,098 16,550 12,781 5,156 5,631 424,216 $ 127,968 337,862 732 466,562 (79,168) 387,394 47,426 13,717 6,150 5,160 459,847 219,514 7.085 4,185 2,715 233,499 190,717 424,216 $ 242,388 11,297 4,408 3,439 261,532 198,315 459,847 $ Condensed Statement of Operations June 30 2021 As of December 31 2020 $ Assets Investment properties Land Building and other improvements Construction in progress Total Less accumulated depreciation Net investment properties Cash and cash equivalents Intangible assets, net Accounts and rents receivable Deferred costs and other assets, net Total assets Liabilities and Equity Mortgages dett, net Accounts payable and accrued expenses Intangible liabilities, net Other liabilities Total liabilities Equity Total liabilities and equity 127,969 $ 341,010 859 469,838 (85,740) 384,098 16,550 12,781 5,156 5,631 424,216 S 127,968 337,862 732 466,562 (79,168) 387,394 47,426 13,717 6,150 5,160 459,847 219,514 7,085 4,185 2,715 233,499 190,717 424,216 $ 242,388 11,297 4,408 3,439 261,532 198,315 459,847 $ Condensed Statement of Operations Three Months Ended June 30 2021 2020 Six Months Ended June 30 2021 2020 $ Income Lease income, net Other property income Total income 11,356 $ 65 11,421 9,756 $ 59 9,815 22,716 $ 134 22,850 22,416 122 22,538 Expenses Depreciation and amortization Property operating Real estate taxes Asset management fee Interest expense, net Loss on extinguishment of debt Gain on sale investment properties, net Other income and expense, net Total expenses 3,793 2,056 2,298 296 1,469 4,316 1,507 2,182 271 1,775 7,557 4,129 4,670 567 3,161 14 8,658 3,372 4,608 556 3,968 8 (1,741) 139 19,568 116 10,028 49 10,100 245 20,343 Net Income ((loss)) $ 1,393 $ (285) $ 2,507 $ 2,970 Notes: Financial information on this page and pages 10 and 11 relate to our JV with AGM and is shown at 100%. See introductory note for additional details. InvenTrust Properties Supplemental Disclosure Quarter End June 30, 2021 9

Joint Venture Supplemental Details of Assets, Liabilities, and Operations In thousands June 30 2021 As of December 31 2020 $ Accounts and rents receivable Billed base rent, recoveries, and other revenue Straight-line rent receivables Total 1,165 $ 3,991 5,156 2.268 3,882 6,150 Deferred cost and other assets, net Lease commissions, net Other assets Deferred costs, net Total 3,440 54 2,137 5,631 3,169 113 1,878 5,160 Other liabilities Other liabilities Unearned Income Security deposits Fair value of derivatives Total 308 1,351 933 123 2,715 $ 476 1,528 909 526 3,439 Three Months Ended June 30 2021 2020 Six Months Ended June 30 2021 2020 $ Revenues Base rent Real estate tax recoveries CAM, Insurance, and other recoveries Ground rent income Above/below market rent and lease inducement amortization, net Short-term and other lease income Termination fee income Straight line rent adjustment, net Reversal of (provision for) uncollectible straight-line rent Reversal of (provision for uncollectible billed rent and recoveries, net Lease income, net 7,574 $ 1,658 1,112 1,142 (201) 147 102 49 8 (235) 11,356 8,407 $ 1,576 902 1,134 (677) 148 38 (44) (600) (1,128) 9,756 14,851 $ 3,300 2,297 2,180 (418) 285 261 137 (27) (150) 22,716 16,786 3,475 1,945 2,307 (787) 292 210 (51) (615) (1,146) 22.416 Other property income 65 59 134 122 Total income 11,421 9,815 22,850 22,538 Expenses Depreciation and amortization Property operating expenses Real estate taxes Asset management fee Interest expense, net Loss on extinguishment of debt Gain on sale investment properties, net Other Income and expense, net Total operating expenses 3,793 2,056 2,298 296 1,469 4,316 1,507 2,182 271 1,775 7,557 4,129 4,670 567 3,161 14 8,658 3,372 4,608 556 3,968 8 (1,741) 139 19,568 49 116 10,028 $ 245 20,343 $ $ 10,100 $ Component of Net Operating Income InvenTrust Properties Supplemental Disclosure Quarter End June 30, 2021 10

Summary of Outstanding JV Debt In thousands $ Balance as of June 30, 2021 143,805 77,000 (1,291) 219,514 Ratio 65% 35% Weighted Average Interest Rate 2.83% 1.69% Fixed rate secured debt Variable rate secured debt Issuance costs, net of accumulated amortization Total debt, net Weighted Average Years to Maturity 2.9 2.3 n/a 2.7 n/a wa $ 100% 2.43% Schedule of Maturities by Year Fixed Rate Secured Debt $ Variable Rate Secured Debt Total 103,125 77,000 180,125 Maturity Year 2021 2022 2023 2024 2025 n/a (a) Thereafter Issuance costs, net of amortization Total 22,880 17,800 22,880 17,800 (1,291) 219,514 143,805 77,000 $ (a) The 2023 maturities for JV debt are not inclusive of extension options available to the JV. Debt Maturities Maturity Date Interest Rate Interest Rate Type Balance as of June 30, 2021 $ 01/11/23 12/01/25 08/01/26 3.47% 3.88% 4.06% Fixed Fixed Fixed 28,125 22,880 17,800 68,805 Mortgages Payable Stone Ridge Market The Highlands of Flower Mound Price Plaza Total Pooled Loans Cross collateralized Cross collateralized, swapped to fixed Cross collateralized, swapped to fixed Total Grand total 11/02/23 11/02/23 11/02/23 1.65% 1.98% 1.96% Variable Fixed Fixed 77,000 45,000 30,000 152,000 $ 220,805 (a) Interest rate reflects 1-Month LIBOR plus 1.55% at June 30, 2021.InvenTrust Properties Supplemental Disclosure Quarter End June 30, 2021 11

Markets & Tenant Size Pro rata, GLA and dollar amounts in thousands, except per square foot amounts Market No. of Properties ABR ABR psf ABR as % of Total GLA GLA as % of Total Austin-Round Rock, TX 6 $ 22,610 $15.99 14.0% 1,529 15.8% Atlanta Metro Area 10 18,446 18.43 11.4% 1,058 10.8% Miami-Fort Lauderdale-Miami Beach, FL 3 16,840 21.65 10.4% 859 8.8% Dallas-Fort Worth-Arlington, TX 8 14,714 18.84 9.1% 880 9.0% Houston-Sugar Land-Baytown, TX 8 14,700 15.30 9.1% 1,116 11.4% Raleigh-Cary-Durham, NC 5 12,141 19.04 7.5% 688 7.1% So. California—Los Angeles, CA 3 9,861 20.11 6.1% 579 5.9% Tampa-St. Petersburg, FL 3 8,489 12.48 5.2% 755 7.7% Washington D.C/Richmond Metro Area 3 7,530 23.27 4.7% 360 3.7% Denver-Colorado Springs-Greeley, CO 3 7,293 16.57 4.5% 467 4.8% Orlando-Kissimmee, FL 4 7,059 21.38 4.4% 367 3.8% Charlotte-Gastonia-Concord, NC 2 6,190 19.64 3.8% 328 3.4% So. California—Inland Empire, CA 2 5,559 22.91 3.4% 246 2.5% San Antonio, TX 3 5,207 23.09 3.2% 296 3.0% So. California—San Diego, CA 2 5,184 24.89 3.2% 225 2.3% Total 65 $161,823 $18.33 100.0% 9,753 100.0% No. of ABR as GLA as State Properties ABR ABR psf % of Total GLA % of Total Texas 25 $57,231 $16.93 35.4% 3,821 39.2% Florida 10 32,388 18.11 20.0% 1,981 20.3% California 7 20,604 21.89 12.7% 1,050 10.8% Georgia 10 18,446 18.43 11.4% 1,058 10.8% North Carolina 7 18,331 19.24 11.3% 1,016 10.4% Maryland/Virginia 3 7,530 23.27 4.7% 360 3.7% Colorado 3 7,293 16.57 4.5% 467 4.8% Total 65 $161,823 $18.33 100.0% 9,753 100.0% Leased Tenant type GLA Occupancy ABR ABR PSF 20,000 SF+ a 5,352 96.6% $ 57,267 $11.14 10,000- 19,999 SF(a) 936 93.2% 15,908 19.13 5,000—9,999 SF b 744 87.3% 15,704 25.79 1 -4,999 SF (b) 2,721 86.9% 72,944 32.45 Total 9,753 92.9% $ 161,823 $18.33 Anchor Tenants(a) 6,288 96.1% $ 73,175 $12.25 Small Shops (b) 3,465 87.0% $ 88,648 $31.03 a Tenants with square footage greater than or equal to 10,000 square feet are considered Anchor Tenants. b Tenants with square footage less than 10,000 square feet are considered Small Shops.

Top 25 Tenants by ABR In thousands Parent Name Tenant Name/Count No. of Leases Credit Rating (S&P) ABR Pro Rata Portfolio % of Total ABR G LA Pro Rata Portfolio % of Total Occ.GLA Kroger Kroger 8 / Kroger Gas 1 / Harris Teeter 3 / Ralphs 3 / King Soopers 1 16 BBB $9,333 5.8% 882 9.0% Publix Super Markets, Inc. Publix 13 / Publix Liquor 3 16 N/A 6,463 4.0% 629 6.4% Albertsons Safeway 2 / Safeway Gas 1 / Tom Thumb 2 / Market Street 2 / Albertsons 1 8 BB 4,946 3.1% 425 4.4% TJX Companies Marshalls 6 / HomeGoods 3 / TJ Maxx 3 12 A 4,304 2.7% 373 3.8% Petsmart, Inc. 9 B 2,681 1.7% 177 1.8% Best Buy 5 BBB+ 2,469 1.5% 163 1.7% Bed Bath & Beyond Inc. Bed Bath & Beyond 5 / Buy Buy Baby 3 8 B+ 2,421 1.5% 199 2.0% H.E.B. 3 N/A 2,386 1.5% 263 2.7% Ross Dress For Less Ross Dress for Less 7 7 BBB+ 2,140 1.3% 196 2.0% Whole Foods Market 4 AA 1,992 1.2% 155 1.6% Dick’s Sporting Goods, Inc. Dick’s Sporting Goods 2 / Going, Going, Gone 1 3 N/A 1,846 1.1% 171 1.8% Ulta Beauty Inc. 8 N/A 1,837 1.1% 78 0.8% Apollo Global Management, Inc. Michael’s 7 7 B 1,800 1.1% 142 1.5% Trader Joe’s 4 N/A 1,711 1.1% 51 0.5% Office Depot, Inc Office Depot 4 / OfficeMax 2 6 N/A 1,444 0.9% 92 0.9% Costco Wholesale 1 A+ 1,250 0.8% 145 1.5% Sprouts Farmers Market 2 N/A 1,239 0.8% 56 0.6% Bank of America 8 A- 1,236 0.8% 33 0.3% Massage Envy 14 N/A 1,232 0.8% 40 0.4% The Gap, Inc. Old Navy 5 5 BB- 1,191 0.7% 75 0.8% DSW, Inc. 4 N/A 1,173 0.7% 64 0.7% Wells Fargo 8 BBB+ 1,129 0.7% 27 0.3% Five Below, Inc. 7 N/A 1,058 0.7% 63 0.6% Petco Animal Supplies Stores, Inc. 6 B 1,037 0.6% 65 0.7% Walgreens 4 BBB 929 0.6% 47 0.5% Totals 175 $59,247 36.8% 4,611 47.3% Tenant Merchandise Mix Tenant Category ABR Pro Rata Portfolio % of Total ABR Grocery/Drug Stores $33,371 20.5% Soft Goods 29,464 18.2% Quick Service Restaurants 18,458 11.4% Personal Health and Beauty Services 18,143 11.2% Full Service Restaurants 13,354 8.3% Medical 12,565 7.8% Office/Communications 7,143 4.4% Banks 7,113 4.4% Pet Supplies 5,475 3.4% Other 5,469 3.4% Fitness 4,518 2.8% Other Essential Retail/Services 3,710 2.3% Entertainment 1,640 1.0% Hardware/Auto 1,400 0.9% $161,823 100.0%

Comparable & Non-Comparable Lease Statistics Pro Rata, GLA in thousands No. of Leases Executed GLA ABR PSF Prior ABR PSF % Change over Prior Lease WA Lease Term (Years) Tenant Improvement Allowance ($ PSF) Lease Commissions ($ PSF) Comparable Leases Total New and Renewal Leases Q2 2021 56 329 $19.38 $18.68 3.7% 5.5 $3.18 $0.32 Q1 2021 59 235 21.58 21.78 (0.9)% 6.1 2.20 1.22 Q4 2020 48 333 15.84 17.23 (8.1)% 4.6 2.17 1.41 Q3 2020 69 223 23.31 22.43 3.9% 4.3 1.99 0.40 Total 232 1,120 $19.57 $19.64 (0.4)% 5.1 $2.44 $0.85 No. of Leases Executed GLA ABR PSF Prior ABR PSF % Change over Prior Lease WA Lease Term (Years) Tenant Improvement Allowance ($ PSF) Lease Commissions ($ PSF) New Leases Q2 2021 6 25 $18.99 $16.23 17.0% 9.7 $17.48 $4.22 Q1 2021 11 25 27.73 26.50 4.6% 9.0 18.81 11.41 Q4 2020 7 41 20.21 28.03 (27.9)% 9.6 16.55 11.53 Q3 2020 5 10 30.83 30.13 2.3% 7.5 28.49 8.96 Total 29 101 $22.80 $24.89 (8.4)% 9.3 $18.48 $9.43 No. of Leases Executed GLA ABR PSF Prior ABR PSF % Change over Prior Lease WA Lease Term (Years) Tenant Improvement Allowance ($ PSF) Lease Commissions ($ PSF) Renewals Q2 2021 50 304 $19.42 $18.88 2.9% 5.2 $2.01 — Q1 2021 48 210 20.84 21.21 (1.7)% 5.7 0.22 — Q4 2020 41 292 15.23 15.73 (3.2)% 4.0 0.17 — Q3 2020 64 213 22.98 22.08 4.1% 4.2 0.81 0.02 Total 203 1,019 $19.25 $19.13 0.6% 4.7 $0.86 — No. of Leases Executed GLA ABR PSF WA Lease Term (Years) Tenant Improvement Allowance ($ PSF) Lease Commissions ($ PSF) Non-Comparable Leases Q2 2021 22 80 $25.08 7.3 $11.28 $7.38 Q1 2021 16 117 15.39 11.8 9.28 2.63 Q4 2020 17 40 26.84 7.4 19.88 7.34 Q3 2020 23 56 24.36 6.2 19.63 6.99 Total 78 293 $21.39 8.9 $13.25 $5.40

Tenant Lease Expirations Pro Rata, GLA and ABR in thousands, except per square foot amounts Anchor Tenants No. of GLA of Percent of Lease Expiring Expiring Leases Total GLA of ABR of Percent of Expiring Expiration Year Leases (square feet) Expiring Leases Expiring Leases Total ABR ABR PSF 2021 — — —% $ — —% $0.00 2022 28 789 13.1% 9,211 12.1% 11.67 2023 19 570 9.5% 6,463 8.6% 11.34 2024 28 681 11.4% 9,037 12.0% 13.27 2025 21 758 12.7% 8,529 11.3% 11.25 2026 16 364 6.1% 4,364 5.8% 11.99 2027 23 786 13.1% 12,208 16.2% 15.53 2028 13 280 4.7% 4,118 5.5% 14.71 2029 9 289 4.8% 3,501 4.6% 12.11 2030 8 215 3.6% 3,124 4.1% 14.53 Thereafter 30 1,256 21.0% 14,925 19.8% 11.88 Other(b) — — —% — —% — Sub total 195 5,988 100% $ 75,480 100% $12.61 Vacant space 302 Total 6,290 Small Shops 2021 55 112 3.8% $ 3,096 3.2% $27.64 2022 177 358 12.1% 10,644 10.9% 29.73 2023 184 378 12.9% 11,634 11.9% 30.78 2024 166 395 13.4% 12,267 12.5% 31.06 2025 160 346 11.8% 11,068 11.3% 31.99 2026 149 356 12.1% 12,153 12.4% 34.14 2027 104 274 9.3% 10,404 10.6% 37.97 2028 66 155 5.3% 5,686 5.8% 36.68 2029 80 219 7.4% 7,426 7.6% 33.91 2030 65 152 5.2% 5,968 6.1% 39.26 Thereafter 52 168 5.7% 6,800 6.9% 40.48 Other(b) 14 28 1.0% 827 0.8% 29.54 Totals 1,272 2,941 100% $ 97,973 100% $33.31 Vacant space 522 Total 3,463 Total Pro Rata 2021 55 112 1.3% $ 3,096 1.8% $27.64 2022 205 1,147 12.7% 19,855 11.5% 17.31 2023 203 948 10.6% 18,097 10.4% 19.09 2024 194 1,076 12.1% 21,304 12.3% 19.80 2025 181 1,104 12.4% 19,597 11.3% 17.75 2026 165 720 8.1% 16,517 9.5% 22.94 2027 127 1,060 11.9% 22,612 13.0% 21.33 2028 79 435 4.9% 9,804 5.7% 22.54 2029 89 508 5.7% 10,927 6.3% 21.51 2030 73 367 4.1% 9,092 5.2% 24.77 Thereafter 82 1,424 15.9% 21,725 12.5% 15.26 Other(b) 14 28 0.3% 827 0.5% 29.54 Totals 1,467 8,929 100% $ 173,453 100% $19.43 Vacant space 824 Total 9,753 (a) No. of expiring leases includes JV properties at 100%. (b) [GRAPHIC APPEARS HERE]Other lease expirations include the GLA, ABR and ABR PSF of month-to-month leases. Supplemental Disclosure Quarter End June 30, 2021

Dollars and GLA in thousands, except per square (a) foot amounts Acquisitions and Dispositions OwnershipDateProperty Name Market Acquisition Price GLA Percent Leased Anchor Tenants None for the six months ended June 30, 2021 Dispositions (a) Ownership Date Property Name Market Disposition Price GLA Percent Leased Anchor Tenants 100%02/28/21Sonterra VillageSan Antonio, TX$ 616N/AN/AN/A 100%03/14/21Eldridge Town CenterHouston-Sugar Land-Baytown, TX133N/AN/AN/A 100%03/31/21Windward CommonsAtlanta Metro Area150N/AN/AN/A 100%06/30/21Eldridge Town CenterHouston-Sugar Land-Baytown, TX418N/AN/AN/A $    1,317 (a)    Dispositions for the six months ended June 30, 2021 were related to completions of partial condemnations at three retail properties.

Development Pipeline In thousands Active Redevelopments Ownership Property Name
Market
Project Description
Estimated Completion
Quarter(a)
Projected
Incremental
Costs
Costs to
Date
Estimated
Incremental
Yield on Cost
100%
Custer Creek
Dallas-Fort Worth-
Modernization of center to include facade
3Q-2021
$1,100
$1,100
Arlington, TX
and common area enhancements.
100%
Suncrest Village
Orlando-Kissimmee, FL
Redevelopment of center includes demolition and expansion of the Publix grocery store, upgrading the facade, signage enhancement and common area improvements.
2Q—2022
$7,500
$1,100
100%
Eldridge Town Center
Houston-Sugar
Demolition and reconstruction of a fuel
3Q-2021
$2,600
$500
Land-Baytown, TX
facility, a former bank building, and ground up construction of a new fuel facility and a freestanding building with drive-through.
55% Cyfair Town Center Houston-Sugar Renovation and re-merchandising of center to 3Q—2022 $3,800 $200 Land-Baytown, TX include facade and common area enhancements, upgraded signage and rebranding. Totals $15,000 $2,900 7-10%
(a) The timing of estimated completion of our projects and the may be impacted by factors outside of our control, including government restrictions and/or social distancing requirements of construction projects due to the COVID-19 pandemic.
Recently Completed Redevelopments Project Description Completion Quarter Incremental Costs Costs to Date Incremental Yield Ownership Property Name Market 100%Shops at Walnut Creek Denver-Colorado Springs-Greeley, CO Ground up development of a multitenant outparcel building with a drive- through. 2Q—2020 $3,800 $3,800 8% Potential Developments Ownership Property Name Market Project Description 100% Cary ParkTown Center Raleigh-Cary-Durham, NC
Ground up development of a fuel pad for Harris Teeter.
100%
Eldridge Town Center
Houston-Sugar Land-Baytown, TX
Demolition of a former auto repair facility and construction of a freestanding building for a single entity user.
100%
Gateway Market Center
Tampa-St. Petersburg,
FL
Extensive repositioning and reconfiguration of the shopping center to right size anchor space, add freestanding buildings and improve vehicular access.
100%
Garden Village
So. California-Los
Angeles, CA
Demolition of outparcel buildings and reconstruction for freestanding buildings with drive- throughs.
100%
Kyle Marketplace
Austin-Round Rock,TX
Densification of the site including additional outparcel developments.
100%
Southern Palm Crossing
Miami-Fort Lauderdale-
Miami Beach, FL
Redevelopment of a former bank building for Starbucks with a drive-through. 100%
Antoine Town Center
Houston-Sugar Land-Baytown, TX
Densification of the site including additional outparcel developments.
100%
Sarasota Pavilion
Tampa-St. Petersburg,
FL
Redevelopment of a former bank building for a multi-tenant building with a drive-through.
100%
The Center on Hugh Howell
Altanta Metro
Re-merchandise an anchor store with multiple retailers.
100%
Westpark Shopping Center
Washington D.C./
Richmond Metro Area
Densification of the site with a ground up development of a freestanding multi-tenant building.
100%
River Oaks Shopping Center
So. California-Los
Angeles, CA
Redevelopment of an outparcel and common area improvements.
100%
Buckhead Crossing
Atlanta Metro
Remerchandising of the shopping center including facade and common area enhancements, anchor space repositioning and addition of a freestanding building.
100%
Sycamore Commons
Charlotte-Gastonia-
Concord, NC
Repositioning and reconfiguration of the shopping center including facade and common area improvements and added freestanding buildings.
Supplemental Disclosure Quarter End June 30, 2021

Property Summary GLA in thousands No. Name Ownership Market State Center Type (a) GLA (b) Leased Occupancy ABR PSF Grocery Anchor (c) Major Anchors(d) 1 Antoine Town Center 100% Houston-Sugar Land- Baytown TX N 110 96.3% $13.86 Yes Kroger 2 Bay Colony 55% Houston-Sugar Land- Baytown TX C 416 85.4% $15.92 Yes HEB, Kohl’s, Petco, Social Security Administration, The University of Texas Medical Branch, Walgreens 3 Bear Creek Village Center 100% So. California—Inland Empire CA N 80 98.1% $24.70 Yes Stater Brothers 4 BentTree Plaza 100% Raleigh-Cary-Durham NC N 80 98.7% $14.14 Yes Food Lion 5 Blackhawk Town Center 55% Houston-Sugar Land- Baytown TX N 127 99.1% $13.91 Yes HEB, Walgreens 6 Buckhead Crossing 100% Atlanta Metro Area GA P 222 99.3% $20.79 No HomeGoods, Marshalls, Michaels, Office Depot, Ross Dress for Less,TheTile Shop 7 Campus Marketplace 100% So. California—San Diego CA N 144 96.2% $29.79 Yes Ralphs, CVS, Discovery Isle Child Development Center 8 Cary ParkTown Center 100% Raleigh-Cary-Durham NC N 93 98.2% $16.22 Yes Harris Teeter, CVS 9 Centerplace of Greeley 100% Denver—Colorado Springs - Greeley CO C 152 100.0% $17.51 Yes Safeway, Target* Famous Footwear, Ross Dress for Less 10 Cheyenne Meadows 100% Denver—Colorado Springs—Greeley CO N 90 96.1% $11.66 Yes King Soopers 11 Commons at University Place 100% Raleigh-Cary-Durham NC N 92 98.6% $16.10 Yes Harris Teeter, CVS 12 Coweta Crossing 100% Atlanta Metro Area GA N 68 100.0% $10.74 Yes Publix 13 Custer Creek Village 100% Dallas-Fort Worth-Arlington TX N 94 92.8% $14.51 Yes Tom Thumb 14 Cyfair Town Center 55% Houston-Sugar Land- Baytown TX C 434 83.6% $15.70 Yes Kroger, Cinemark USA, J.C. Penney 15 Eldorado Marketplace 100% Dallas-Fort Worth-Arlington TX C 189 92.5% $23.01 Yes Market Street, Petsmart, Phenix Salon Suites 16 Eldridge Town Center & Windemere Village 100% Houston-Sugar Land- Baytown TX c 177 84.8% $17.01 Yes Kroger, Petco, Kohl’s* 17 Garden Village 100% So. California—Los Angeles CA N 117 94.5% $17.13 Yes Albertson’s, Rite Aid 18 Gateway Market Center 100% Tampa-St. Petersburg FL P 231 99.1% $10.34 Yes Publix,Target* Beall’s, HomeGoods, Party City, Petsmart, TJ Maxx, Tuesday Morning 19 Kennesaw Marketplace 100% Atlanta Metro Area GA C 130 100.0% $32.83 Yes Whole Foods Market, Academy Sports + Outdoors* Guitar Center* Hobby Lobby*, Petco* 20 Kroger Tomball 100% Houston-Sugar Land- Baytown TX N 74 100.0% $8.96 Yes Kroger 21 Kyle Marketplace 100% Austin-Round Rock TX C 226 98.7% $16.42 Yes HEB 22 Lakeside & Lakeside Crossing 100% Orlando-Kissimmee FL N 76 96.1% $46.06 Yes Trader Joe’s 23 Market at Westlake 100% Austin-Round Rock TX N 30 100.0% $21.18 No Walgreens 24 Northcross Commons 100% Charlotte-Gastonia- Concord NC N 63 91.0% $24.86 Yes Whole Foods Market 25 Old Grove Marketplace 100% So. California-San Diego CA N 81 96.3% $16.14 Yes Ralphs, Lowe’s* 26 Pavilion At LaQuinta 100% So. California-Inland Empire CA P 166 99.3% $22.0 Yes Sprouts Farmers Market, Bed Bath & Beyond, Best Buy, DSW, OfficeMax 27 Peachland Promenade 100% Tampa-St. Petersburg FL N 177 91.2% $13.77 Yes Publix, Goodwill, Planet Fitness 28 PGA Plaza Palm Beach Gardens 100% Miami-Ft Lauderdale-West Palm FL C 120 98.2% $31.39 Yes Trader Joe’s, Marshalls,Ulta 29 Plantation Grove 100% Orlando-Kissimmee FL N 74 97.1% $13.75 Yes Publix 30 Plaza Midtown 100% Atlanta Metro Area GA N 70 96.9% $25.85 Yes Publix 31 Prestonwood Town Center 55% Dallas-Fort Worth-Arlington TX P 233 83.5%
$21.66
Yes
Walmart*, Barnes & Noble, Best Buy, DSW, Michaels, Office Depot, Petco, Ulta
32
Price Plaza
55%
Houston-Sugar Land- Baytown
TX
P
206
95.0%
$15.53
Yes
Sam’s Club*, Walmart*, BestBuy, dd’s Discounts, Home Depot* Jo-Ann Fabrics, K&G Superstore, Ross Dress for Less, Shoe Carnival
33
Renaissance Center
100%
Raleigh-Cary-Durham
NC
P
363
91.1%
$22.25
No
Ashley HomeStore, Best Buy, Cost Plus, Nordstrom Rack, Old Navy, REI, Ulta, UNC Health Care
34
Rio Pinar Plaza
100%
Orlando-Kissimmee
FL
N
124
95.2%
$17.86
Yes
Publix, Planet Fitness
35
River Oaks
100%
So. California—Los Angeles
CA
C
275
92.9%
$18.54
Yes
Sprouts Farmers Market, Target, Buy Buy Baby, Ulta
36
Riverview Village
100%
DaIlas-Fort Worth-Arlington
TX
N
89
96.9%
$12.57
Yes
Tom Thumb, Petco
37
Riverwalk Market
100%
Dallas-Fort Worth-Arlington
TX
N
90
96.8%
$20.66
Yes
Market Street
38
Rose Creek
100%
Atlanta Metro Area
GA
N
70
94.8%
$10.49
Yes
Publix

Property Summary GLA in thousands No. Name Ownership Market State Center Type (a) GLA (b) Leased Occupancy ABR PSF Grocery Anchor (c) Major Anchors (d) 39 Sandy Plains Centre 100% Atlanta Metro Area GA c 131 94.7% $22.06 Yes Kroger, Pet Supplies Plus, Walgreens* 40 Sarasota Pavilion 100% Tampa-St. Petersburg FL p 347 85.9% $13.44 Yes Publix, Bank of America, Beall’s, Bed Bath & Beyond, Marshalls, Michaels, Petsmart, Ross Dress for Less, SunTrust Bank 41 Scofield Crossing 100% Austin-Round Rock TX N 95 98.7% $16.98 Yes Hana World Market, Goodwill 42 Shops at FairviewTown Center 100% Dallas-Fort Worth-Arlington TX N 67 83.2% $23.03 Yes Whole Foods Market 43 Shops at Galleria 100% Austin-Round Rock TX P 537 91.4% $13.77 No Best Buy, Cost Plus, Home Consignment Center, HomeGoods, Lowe’s, Marshalls, Michaels, OfficeMax, Old Navy, Petsmart, Spec’s Wine Spirits & Finer Foods 44 Sonterra Village 100% San Antonio TX N 42 96.8% $32.66 Yes Trader Joe’s 45 South Frisco Village 55% Dallas-Fort Worth-Arlington TX P 227 91.6% $14.07 No Bed Bath & Beyond, Buy Buy Baby, Jo- Ann Fabrics, Office Depot, Painted Tree Marketplace 46 Southern Palm Crossing 100% Miami-Ft Lauderdale-West Palm FL P 346 93.7% $15.55 Yes Costco Wholesale, Going Going Gone, Marshalls 47 Stables Town Center 55% Houston-Sugar Land- Baytown TX N 191 87.4% $18.09 Yes Kroger, Walgreens 48 Stevenson Ranch 100% So. California—Los Angeles CA
C
187
77.5%
$24.82
Yes
Ralphs, L.A. Fitness, PetSmart
49
Stone Ridge Market
55%
San Antonio
TX C 218 89.1% $22.87 Yes HEB Plus* Burlington, Petsmart 50 Suncrest Village 100% Orlando-Kissimmee FL N 93 96.7% $13.47 Yes Publix, Orange County Tax Collector 51 Sycamore Commons 100% Charlotte-Gastonia- Concord NC P 265 100.0% $18.47 Yes
Costco Wholesale* Bed Bath & Beyond, Best Buy, Cost Plus World Market, Dick’s Sporting Goods, Lowe’s* Michaels, Old Navy, Ulta
52
The Center on Hugh
Howell
100%
Atlanta Metro Area
GA
N
83
98.0%
$11.65
Yes
Publix
53
The Highlands of Flower Mound
55%
Dallas-Fort Worth-Arlington
TX
P
175
90.8%
$19.34
Yes
Target* Bed Bath & Beyond, Cost Plus World Market, Party City, Skechers
54
The Parke
100%
Austin-Round Rock
TX
P
406
98.6%
$15.64
Yes
Whole Foods Market, Buy Buy Baby, Cost Plus World Market, Dick’s Sporting Goods, DSW, Marshalls, Michaels, Nordstrom, Old Navy, Petco, Tuesday Morning, Ulta
55
The Pointe at Creedmoor
100%
Raleigh-Cary-Durham
NC
N
60
100.0%
$16.75
Yes
Harris Teeter
56
The Shops at Town
Center
100%
Washington D.C / Richmond Metro Area
MD
N
125
98.1%
$29.5
Yes
Safeway
57
The Shops at Walnut Creek
100%
Denver—Colorado Springs—Greeley
CO
P
225
91.2%
$17.96
Yes
Target* Dollar Tree, Michaels, Old Navy, Petsmart, TJ Maxx
58
Thomas Crossroads
100%
Atlanta Metro Area
GA
N
105
93.1%
$8.92
Yes
Kroger
59
Travilah Square Shopping
Center
100%
Washington D.C / Richmond Metro Area
MD
N
58
71.5%
$48.34
Yes
Trader Joe’s
60
Trowbridge Crossing
100%
Atlanta Metro Area
GA
N
63
94.9%
$11.78
Yes
Publix
61
University Oaks
100%
Austin-Round Rock
TX
P
236
81.5%
$20.56
No
DSW, Ikea* JC Penney* Jo-Ann Fabrics, Petsmart, Ross Dress for Less, Spec’s Wine Spirits & Finer Foods
62
Westfork & Paraiso
100%
Miami-Ft Lauderdale-West
Palm
FL
N
393
91.8%
$24.09
Yes
Costco Wholesale*, Publix, Pembroke
Pink Imaging, Baptist Outpatient Services, Dollar Tree, Petco, Regal Cinemas, Ross Dress for Less,TJ Maxx, Ulta
63
Westover Marketplace
55%
San Antonio
TX
P
243
64.0%
$19.21
Yes
Target* Office Depot, Petsmart, Ross
Dress for Less
64
Westpark
100%
Washington D.C / Richmond Metro Area
VA
C
177
96.9%
$13.97
Yes
Publix, Christmas Tree Shops, Planet Fitness, The Tile Shop
65
Windward Commons
100%
Atlanta Metro Area
GA
N
117
99.9%
$14.85
Yes
Kroger
Totals with JV at 100% 10,865 92.1% $18.24 Totals, Pro Rata 9,753 92.9% $18.33
(a)    N = Neighborhood center, P = Power Center, C = Community Center
(b)    The GLA of properties owned by our unconsolidated joint venture are included at 100%.
(c)    Grocers may be leased or shadow-anchors and includes traditional, specialty grocers, and large format retailers (i.e. Walmart, Target, and Costco).
(d)    Grocers listed first and bolded, remaining anchor tenants are shown alphabetically. Shadow anchors are noted with an asterisk.

Components of Net Asset Value as of June 30, 2021
In thousands, except share information
NOI Excludina Termination Fee Income and Exoense. and GAAP Rent Adjustments. Current Quarter
Page No.
Consolidated NOI
$ 33,346
5
Ground rent income
(3,258)
5
JV NOI at share (a)
4,178
10
JV Ground rent income at share
(628)
10
Consolidated NOI, excluding ground rent income
30,088
JV NOI at share, excluding ground rent income
3,550
Annualized Consolidated NOI, excluding ground rent income
120,352
Annualized JV NOI at share, excluding ground rent income
14,200
Annualized ground rent income
15,544
Projected remainina development cash NOI
Net Consolidated Project Costs
8,500
17
Net JV Project Costs at share
1,980
17
Estimated Range for Incremental Yield
7-10%
17
Fee Income
Third Party Management Fees & Commissions
894
5
Other Assets
Cash and Cash Equivalents
172,111
2
Tenant and Other Receivables
9,594
4
Undeveloped Land
—
Land Held for Development
—
Total JV Other Assets, at share (b)
9,744
9, 10
Liabilities
Debt
506,612
2
Issuance Costs, net of Accumulated Amortization
(1,783)
8
Accounts Payable and Accrued Expenses
30,662
2
Other Liabilities
30,147
2
Projected Remaining Development
8,500
17
Total JV Liabilities, at share (c)
128,102
9, 11, 17
Common Shares Outstanding
71,261,383
1
(a)    Includes elimination of our share of the management fee expense of $488 for the three months ended June 30, 2021.
(b)    Total JV other assets, at share, includes the JV’s share of cash and cash equivalents and tenant and other receivables.
(c) Total JV liabilities, at share, includes the JV’s share of mortgage debt, issuance costs, net of accumulated amortization, accounts payable and accrued expenses, other liabilities, and projected remaining development.
Supplemental Disclosure Quarter End June 30, 2021

Glossary of Terms
Terms
Definitions
ABR Per Square Foot (ABR PSF)
ABR PSF is the ABR divided by the occupied square footage for that period.
Adjusted EBITDA
Our non-GAAP measure of Adjusted EBITDA excludes gains (or losses) resulting from debt extinguishments, transaction expenses, straight-line rent adjustments, amortization of above and belowmarket leases and lease inducements, and other unique revenue and expense items which are not pertinent to measuring our on-going operating performance. Adjustments for our joint ventures are calculated to reflect our proportionate share of the joint venture’s Adjusted EBITDA on the same basis.
Annualized Base Rent (ABR)
Annualized Base Rent (ABR) is the base rent for the period multiplied by twelve months. Base rent is inclusive of ground rent and any abatement concessions, but excludes Specialty Lease income.
Anchor Tenant
Tenants with square footage greater than or equal to 10,000 square feet are considered Anchor Tenants.
Community Center
Community Centers are generally open air and designed for tenants that offer a larger array of apparel and other soft goods. Typically, community centers contain anchor stores and other national retail tenants.
Comparable Lease
A comparable lease meets all of the following criteria: terms greater than or equal to one year, unit was vacant less than one year prior to executed lease, square footage of unit remains unchanged or within 10% of prior unit square footage, and has a rent structure consistent with the previous tenant.
Earnings Before Interest,Taxes, Depreciation, and Amortization
Our non-GAAP measure of Earnings Before Interest,Taxes, Depreciation, and Amortization (EBITDA) is net income (or loss) in accordance with GAAP, plus federal and state tax expense, interest expense, and depreciation and amortization. Adjustments for our joint ventures are calculated to reflect our proportionate share of the joint venture’s EBITDA on the same basis.
Economic Occupancy
Upon Rent Commencement Date, the percentage of occupied GLA divided by total GLA. For purposes of calculating occupancy, Specialty Lease GLA is deemed vacant.
Gross Leasable Area (GLA)
Measure of the total amount of leasable space at a property in square feet.
Leased Occupancy
Economic Occupancy plus the percentage of signed and not yet commenced GLA divided by total GLA.
NAREIT Funds From Operations (FFO) and Core FFO
Our non-GAAP measure of Funds from Operations (“FFO”), based on the National Association of Real Estate InvestmentTrusts (“NAREIT”) definition, is net income (or loss) in accordance with GAAP, excluding gains (or losses) resulting from dispositions of properties, plus depreciation and amortization and impairment charges on depreciable real property. Adjustments for our joint ventures are calculated to reflect our proportionate share of the joint venture’s FFO on the same basis. Core Funds From Operations is an additional supplemental non-GAAP financial measure of our operating performance. In particular, Core FFO provides an additional measure to compare the operating performance of different REITs without having to account for certain remaining amortization assumptions within FFO and other unique revenue and expense items which are not pertinent to measuring a particular company’s on-going operating performance.
Neighborhood Center
Neighborhood Centers are convenience oriented with tenants such as a grocery store anchor, a drugstore, and other small retailers.
Net Debt-to-Adjusted EBITDA
Net Debt-to-Adjusted EBITDA is Pro Rata net debt divided by Adjusted EBITDA on a trailing twelve month basis.
Net Operating Income (NOI)
NOI excludes general and administrative expenses, depreciation and amortization, provision for asset impairment, other income and expense, net, gains (losses) from sales of properties, gains (losses) on extinguishment of debt, interest expense, net, equity in (losses) earnings and (impairment), net, from unconsolidated entities, lease termination income and expense, and GAAP rent adjustments (such as straight-line rent, above/below market lease amortization and amortization of lease incentives).

Glossary of Terms
New Lease
New Leases are classified as leases where a new tenant will be occupying a unit or an existing tenant is relocating from one unit to another (unless the tenant is moving from a temporary space back to the original unit).
Non-Same Property
Properties classified as non-same properties have not been owned for the entirety of the periods presented.
Power Center
Power Centers consist of category-dominant anchors, such as discount department stores, off-price stores, or wholesale clubs, with only a few small shop tenants.
Prior Contractual Rent
Base rent charged for a particular unit, prior to the current term’s first year rent. If the prior lease terminated prior to the contractual expiration date, the prior contractual rent amount is the rent charged in the final month of occupancy.
Pro Rata
Where appropriate, the Company has included the results from its ownership share of its joint venture properties when combined with the Company’s wholly-owned properties, defined as “Pro Rata,” with the exception of property count.
Pro Rata Net Debt
Pro rata net debt is total outstanding debt, net, less cash and cash equivalents, including our share of the JV.
Renewal Lease
Terms have been extended on an existing lease in the same unit. This may happen via an amendment, extension agreement or exercised option.
Same-Property
Information provided on a same-property basis includes the results of properties that were owned and operated for the entirety of both periods presented.
Small Shop Tenant
Tenants with square footage less than 10,000 square feet are considered Small Shops.
Specialty Lease
Specialty leasing represents leases of less than one year in duration for inline space and includes any term length for a common area space, and is excluded from the ABR and leased square footage figures when computing the ABR per square foot.
Wholly-owned
Wholly-owned properties are those properties owned outright by the Company and does not include properties owned through an investment in a joint venture.
InvenTust
Properties

InvenTrust
Properties
Essential Retail. Smart Locations.
3025 Highland Parkway, Suite 350 • Downers Grove, IL 60515 • 630.570.0700 • www.lnvenTrustProperties.com

Exhibit 99.2

999 999999 999999

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